

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

September 18, 2008

Via Mail and Fax

John H. Dietrich
Vice President and Chief Financial Officer
Sunopta Inc.
2838 Bovaird Drive West
Brampton, Ontario, Canada L7A 0H2

> **RE:** **Sunopta Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Form 10-Q for the Period Ended June 30, 2008**
> **File Number: 000-09989**

Dear Mr. Dietrich:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2007

Selected Financial Data, page 44

1. Please briefly describe, or cross-reference to a discussion thereof, factors that materially affect the comparability of the information reflected, pursuant to the second paragraph of instruction 2 to Item 301 of Regulation S-K. We note that you have made several acquisitions during the years presented.

Management's Discussion and Analysis, page 45
Critical Accounting Estimates, page 45

2. The disclosure here should provide greater insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates that have or that you expect may materially affect financial condition and operating performance. Your disclosure should be explicit as to which of the identified factors are most sensitive to change, deviations of estimates and assumptions from actual results, and the circumstances that resulted in revised assumptions in the past or could lead to material changes in the future. To the extent practicable and material, you should provide quantitative disclosure, with an analysis of how actual results may differ from your estimates under different assumptions and conditions that you have considered. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance. Please revise your disclosure as indicated, and provide us with a copy of your intended disclosure.

Results of Operations, page 48

3. We note the reference in your analyses of the comparative periods that follows of the impact of corporate cost allocations. Please disclose the basis for such allocations to your segments and divisions. Should any of these allocations be disproportionate or asymmetrical with regard to a segment or division, disclose the basis for such.

4. Please include a general discussion in regard to material variances in specific line items as presented in the statement of earnings in all applicable periodic filings so that readers may have a perspective on a consolidated basis. For example, disclose the decrease in consolidated gross profit margin and increase in consolidated SG&A as a percent of revenues. Include in your discussion any trends that may be represented by these variances.

Segmented Operations Information (2007 vs. 2006), page 50
SunOpta Fruit Group, page 52

5. Please quantify for us and in your disclosure the provisions required to reduce the investment in inventory to NRV.

Liquidity and Capital Resources, page 63
Cash flows, page 64

6. Please quantify in terms of cash the significant factors and associated underlying reasons that materially contributed to the changes in cash flows of operating activities for comparative periods in all applicable periodic filings. Note that references to changes in line items in the statements of cash flows do not necessarily provide a sufficient basis for a reader to analyze the impact on cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Provide us with a copy of your intended revised disclosure.

Contractual Obligations, page 66

7. As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Consolidated Statements of Earnings and Comprehensive Income, page F4

8. Please present goodwill impairment for 2007 in "earnings before the following," or explain to us why your presentation is appropriate. It appears that such goodwill impairment is associated with an operating item. We also note that goodwill impairment recorded in 2005 is included in "Other expense, net" within "earnings before the following."

Notes to Consolidated Financial Statements, page F8
Note 1. Description of business and significant accounting policies, page F8
Inventories, page F8

9. Please explain to us and disclose the basis for "market" in regard to the valuation of commodity grain inventories and the basis in GAAP for your treatment. Cite for us relevant guidance in support of your accounting.

Derivative instruments, page F12
(b) Exchange-traded commodity futures, page 13

10. Please disclose the amount of gains and losses on these transactions included in cost of goods sold related to grain inventories.

Note 5. Inventories, page F22

11. In the table for the inventory reserve, please present "additions" and "effects of foreign exchange rate differences" separately so that readers may see the magnitude of each.

Note 16. Commitments and contingencies, page F36
(i) Contingent consideration, page F38

12. Please disclose the acquisitions for which no maximum contingent consideration exists, and describe the basis upon which such consideration is determined and over what time period.

Note 17. Segmented information, page F38

13. It does not appear that your corporate activities represent a "business" pursuant to paragraph 10.a of FAS 131 or that aggregation of corporate activities with other business activities is permissible pursuant to paragraphs 17 and 19 of FAS 131 and EITF 04-10. Also refer to question and answer 7 of the FASB staff's implementation guide for FAS 131 in regard to aggregation for further guidance. Accordingly, please present information for BioProcess and corporate separately here and in your MD&A analysis.

Supplemental financial information (unaudited), page F48

14. To the extent material to the corresponding period, please provide relevant disclosure pursuant to Item 302(A)(3) of Regulation S-K. It appears that inventory provisions and goodwill impairments you have recorded would be examples of applicable disclosure.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Notes to Condensed Consolidated Financial Statements, page 10
Note 1. Basis of presentation and new accounting pronouncements, page 10

15. We note from your disclosures that market/fair value measurements are recorded on a recurring basis for commodity grains inventory and associated futures contracts, interest rate swap and forward foreign currency contracts. In this regard, it is not clear to us why you do not consider disclosure pursuant to paragraph 32 of FAS 157 to be material. Please explain.

Management's Discussion and Analysis, page 26
SunOpta Distribution Group, page 32

16. From your disclosure it does not appear that the reclasses made in 2008 in regard to customer discounts and programs were also made in 2007 for comparative purposes. Please conform prior year presentations to the current year for consistency, including all related measurements (for example, gross profit margin) and analysis.

17. Additionally, please explain to us why it is appropriate pursuant to EITF 01-9 to record customer discounts and programs as a component of expenses rather than as a reduction of the associated revenue. Tell us the aggregate amount related to such discounts and programs recorded in each of the last three annual periods and in the most recent interim period.

SunOpta Fruit Group, page 37

18. Your analysis in the last paragraph hereunder in regard to the operating losses of the Fruit Group does not appear consistent with the information provided in the table which presents an increase in operating loss. Please revise accordingly. Explain to us the reason for the increase in the loss. Include in your explanation more detailed information specific to any impacts of the inventory valuation and related issues existing at December 31, 2007 on your results for the six months ended June 30, 2008 relative to the comparative prior year period. For example, explain to us in more detail the impacts on 2008 gross profit and related margin percentage of the inventory that had been recorded at net realizable value at December 31, 2007.

Liquidity and Capital Resources (at June 30, 2008), page 40
Cash Flows from Operating Activities, page 41

19. The measure "cash flows provided by operations before working capital changes" appears to be a non-GAAP measure. Accordingly, please conform your disclosure to all applicable requirements of Item 10(e) of Regulation S-K. In the alternative, discontinue presenting such a measure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief